October 9, 2018

Ms. Tonya K. Aldave

Mr. J. Nolan McWilliams

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Moderna, Inc.
Draft Registration Statement on Form S-1
Submitted August 30, 2018
CIK No. 0001682852

Dear Ms. Aldave and Mr. McWilliams:

This letter is confidentially submitted on behalf of Moderna, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s draft Registration Statement on Form S-1 confidentially submitted on August 30, 2018 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated September 26, 2018 to Stéphane Bancel, Chief Executive Officer (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement).

Draft Registration Statement on Form S-1 submitted August 30, 2018

Ms. Aldave

Mr. McWilliams

Securities and Exchange Commission

October 9, 2018

Prospectus Summary, page 1

1.    Please disclose how many of your clinical trials are in USA and how many are abroad and in what countries. In addition, clearly identify which product candidate trials are conducted abroad.

Response to Comment No. 1: The Company respectfully advises the Staff that it has revised the disclosure on page 3 of Amendment No. 1 in response to the Staff’s comment.

Our pipeline and progress, page 3

2.    Please revise throughout the prospectus to remove any implication that your product candidates are more likely than others to receive FDA approval or explain to us why these statements are appropriate given the stage of your product candidates. For example, refer to the following statements:

•

“[a]lthough the tested doses demonstrated sufficient safety and tolerability to warrant further study, we chose not to continue dose escalation, as we have developed a follow-on candidate, mRNA-1893, that we believe has significantly greater potency” on page 3;

•	“ten out of ten have demonstrated sufficient safety and tolerability to warrant continued advancement within a trial or for further development” on page 3;

•	“[w]e have demonstrated safe, repeatable dosing with negligible or undetectable loss in potency, liver damage, and immune system activation across multiple preclinical studies” on page 129;

•	“[w]e have repeatedly demonstrated safety and tolerability of our mRNA and LNP systems in preclinical studies” on page 133;

•	“[b]ased on data observed to date, five of five Phase 1 clinical trials have shown promising safety and tolerability profiles for state of development” on page 143; and

•	“[w]e have demonstrated efficacy in a PA mouse model in a long-term repeat dose study” on page 237.

Ms. Aldave

Mr. McWilliams

Securities and Exchange Commission

October 9, 2018

Response to Comment No. 2: The Company respectfully advises the Staff that it has revised the disclosure on pages 3, 130, 131, 132, 136, 146, 148, 150, 152, 154, 156, 238, 241, and 245 of Amendment No. 1 in response to the Staff’s comment.

3.    We note your reference to an “undisclosed vaccine” on page 175 and its inclusion in the summary section and the pipeline. Please either disclose what the vaccine is or remove it from the pipeline graphics throughout the prospectus.

Response to Comment No. 3: The Company respectfully advises the Staff that the undisclosed vaccine is a material part of our pipeline and removing it could potentially misrepresent the current status of our pipeline. Due to confidentiality obligations the Company owes to Merck Sharp & Dohme Corp. (“Merck”), the Company’s strategic collaborator which controls the preclinical testing of the undisclosed virus, the Company cannot disclose the identity of the disease targeted by the undisclosed vaccine. However, the Company anticipates that the identity of the vaccine will be made public if Merck sufficiently advances the development candidate.

4.    It appears based on your disclosure that mRNA-1944 and MRNA-5671 are not in Phase 1 clinical trials yet. Please revise all pipelines graphics included in the prospectus to show the arrows for these two program in pre-clinical development column, instead of in the Phase 1 column. Please similarly revise the graphic depicting mRNA-1777, as it appears it has not yet commenced Phase 2 clinical trials.

Response to Comment No. 4: The Company respectfully advises the Staff that it has revised the pipeline graphics on pages 4, 144, 147, 153, 158, 163, 196, and 225 of Amendment No. 1 in response to the Staff’s comment.

Implications of being an emerging growth company, page 9

5.    Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment No. 5: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

Use of Proceeds, page 80

Ms. Aldave

Mr. McWilliams

Securities and Exchange Commission

October 9, 2018

6.    We note your disclosure that you intend to use the proceeds of this offering to fund further development of your mRNA technology platform and the creation of new modalities and to fund drug discovery and clinical development, further expansion of your manufacturing platform and capabilities, and infrastructure to support your pipeline. For each of the identified purposes, please include the amount of proceeds to be dedicated to that purpose. In addition, please specify how far in the development of each of the listed clinical trials you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response to Comment No. 6: The Company respectfully advises the Staff that it has revised the disclosure on page 80 of Amendment No. 1 to include disclosure of the range of the amount of proceeds that is expected to be dedicated to each of the specified purposes and to disclose that additional funds will be required in order to accomplish the specified purposes of the proceeds. The Company plans to include the numbers for the range in a subsequent amendment.

The Company further advises the Staff that it is not able to specify how far in the development of any of the listed clinical trials it expects to reach with the proceeds of the offering. The Company currently has 21 development candidates in various stages of clinical and preclinical testing, and expects additional development candidates to continue to be generated by its platform. In making its resource allocation decisions, the Company continually assesses the results of preclinical studies and clinical trials of its current development candidates, learnings from other programs within a given modality, the potential for financial contributions by existing and new strategic collaborators, and the potential for new development candidates and modalities, among many other factors. In addition, the breadth of the Company’s pipeline and the way in which it operates its business does not lend itself to long-term planning on a trial-by-trial basis. Instead, the Company sets its financial plans, and seeks to raise capital, with a view toward continuing development of its platform and technology while at the same time running clinical trials, discovering new development candidates and expanding manufacturing capabilities, while maintaining flexibility on financial commitments. As such, the Company advises the Staff that it has not determined with specificity the amounts to be allocated toward each program individually. Furthermore, while the Company expects that it will need additional capital to accomplish the specified purposes listed under Use of Proceeds, the specific amounts and sources thereof are not known at this time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations; Critical accounting policies and significant judgments and estimates; Stock-based compensation, page 101

Ms. Aldave

Mr. McWilliams

Securities and Exchange Commission

October 9, 2018

7.    Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response to Comment No. 7: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

8.    In the first paragraph on page 105 you indicate that your Series G preferred stock was issued in an arm’s length transaction. It is apparent that the pricing of this issuance in January and February 2018 was at $10.06 per share. It is also apparent that your Series H preferred stock was issued at $25.00 per share in May 2018. Please address the following:

•	Demonstrate to us that your Series G preferred stock was indeed issued in an arm’s length transaction. In your response tell us:

o	who led the pricing negotiations for the investors;

o	who participated in the issuance and the number of shares they purchased; and

o	the beneficial ownership percentage held by each investor in the Series G financing prior to the completion of this round of financing.

•

Explain to us why the Series H preferred stock was priced 149% higher than that of the Series G preferred stock less than three months after the completion of the Series G round. In your response tell us:

o	whether the Series H preferred stock has significant incremental preferences over those of the Series G preferred stock and, if so, describe the differences;

o	whether the Series H preferred stock was an arm’s length transaction; and

o	whether there were any contemporaneous agreements with the investor.

•

Explain to us why the preferred stock increased 149% in value from February 12, 2018 to May 7, 2018 when your common stock increased in value only about 4% from February 28, 2018 to June 26, 2018 and only about 21% from February 28, 2018 to August 16, 2018.

Ms. Aldave

Mr. McWilliams

Securities and Exchange Commission

October 9, 2018

Response to Comment No. 8:    The Company advises the Staff that the Series G preferred stock was issued to investors in an arm’s length transaction. The Company is supplementally delivering to the Staff additional information about the Series G financing.

The Company advises the Staff that the Series H preferred stock was issued in conjunction with the Amended and Restated mRNA Cancer Vaccine Collaboration and License Agreement (PCV/SAV Agreement) with Merck. The agreement between the parties was that Merck would invest $125 million in Series H preferred stock at a 10% discount to either (i) the price per share of common stock sold to the public in the Company’s IPO or (ii) the amount paid for a share of common stock in a liquidation event (but in no event lower than the price per share of the Series G preferred stock of $10.06). After considering different ways to issue shares to implement this understanding, the parties determined that Merck would pay $125 million for 5 million shares of Series H preferred stock, which resulted in a notional price per share of $25.00 per share. Given the notional price of $25.00 per share, the Company has concluded that the fair value of the Series H preferred stock is $22.39 per share. The Company determined the fair value of the Series H preferred stock based on information included in an independent third-party valuation of the common stock dated May 7, 2018.

The increase in fair value of the Series H preferred stock when compared to the fair value of the Series G preferred stock, of $10.06 per share, is primarily attributable to differences in the conversion features between the Series G preferred stock and the Series H preferred stock. The Series G preferred stock will initially convert into the number of shares of common stock determined by dividing the original issuance price of $10.06 by the applicable conversion price then in effect for such series of $10.06 per share. Accordingly, the Series G preferred stock initially converts into common stock on a one-for-one basis. On the other hand, the Series H preferred stock will convert into common stock upon the occurrence of certain contingent events should they occur prior to February 7, 2020. Specifically, each share of Series H preferred stock will convert into common stock at a ratio equal to (a) in the case of an initial public offering, an amount equal to dividing the original issuance price of $25.00 by the greater of (i) 90% of the public offering price per share set forth in the final prospectus of such offering and (ii) $10.06 or (b) in the case of a liquidation, dissolution, winding up or Deemed Liquidation Event (as defined in the Company’s certificate of incorporation, as amended), an amount equal to dividing the original issuance price by the greater of (i) 90% of the consideration per share payable to the holders of common stock, in their capacity as such, in connection with such transaction and (ii) $10.06. The Series H preferred stock is also convertible at the option of the holder subsequent to February 7, 2020 at a conversion price of $10.06. The conversion price is subject to adjustment for various events,

Ms. Aldave

Mr. McWilliams

Securities and Exchange Commission

October 9, 2018

including cash distributions to the holder and certain non-reciprocal events such as stock splits. Accordingly, upon automatic conversion based on the aforementioned criteria, each share of Series H preferred stock will convert, at most, into 2.485 shares of common stock, based on a conversion price of $10.06.

The Company further advises the Staff that the Series H preferred stock does not have incremental preferences over those of the Series G preferred stock. The Company has disclosed the rights and preferences of the Series H preferred stock on pages F-63 and F-64 of Amendment No. 1.

Business; 34 of 36 IND-enabling GLP toxicology studies, page 156

9.    Please disclose what “adverse toxicity findings” you reference here.

Response to Comment No. 9: The Company respectfully advises the Staff that it has revised the disclosure on page 159 of Amendment No. 1 in response to the Staff’s comment.

RSA vaccine (mRNA-1777): Clinical data, page 163

10.    Please disclose what were the “five SAEs all deemed unrelated to study product” referenced on page 166.

Response to Comment No. 10: The Company respectfully advises the Staff that it has revised the disclosure on page 169 of Amendment No. 1 in response to the Staff’s comment.

H10N8 vaccine (mRNA-1440) and H7N9 vaccine (mRNA-1851): Clinical data, page 177

11.    We note your disclosure that “[a]t doses up to 100 µg administered IM, safety and reactogenicity profiles for our H10N8 vaccine were comparable to licensed adjuvanted and unadjuvanted influenza vaccines.” Please tell us whether you conducted studies of the H10N8 vaccine on a head to head basis. If not, please remove this comparison from your disclosure or tell us why you believe such comparison is appropriate.

Response to Comment No. 11: The Company respectfully advises the Staff that it has revised the disclosure on page 180 of Amendment No. 1 in response to the Staff’s comment.

Adverse events for the Phase 1 a/b trial for AZD8601, page 221

12.    Please disclose what were the adverse and serious adverse events referenced under the table on page 221. In addition, please define “ECG.”

Ms. Aldave

Mr. McWilliams

Securities and Exchange Commission

October 9, 2018

Response to Comment No. 12: The Company respectfully advises the Staff that it has revised the disclosure on page 224 of Amendment No. 1 in response to the Staff’s comment, including to clarify that the referenced outcomes have not yet been reported.

Third-Party Strategic Alliances, page 252

13.    We note your references to “low-double digits” on page 254,” “double digits” and “low- double digits” on page 255, “low-double digits” on page 256, and “low double-digits percentage” on page 259 when describing royalty payments under various contracts. Please revise your disclosure in each of the referenced cases to narrow the royalty range to no more than ten percentage points (for example between twenty and thirty percent).

Response to Comment No. 13: The Company respectfully advises the Staff that it has revised the disclosure on pages 258, 259, 260, 263, F-25, F-26, and F-28 of Amendment No. 1 in response to the Staff’s comment.

Notes to Consolidated Financial Statements; Note 7: Commitments and Contingencies; Licenses to Patented Technology, page F-46

14.    Please revise your disclosure to indicate the aggregate potential milestone payments due under your license agreements. In addition, disclose this information in footnote (4) to your contractual obligations table on page 112 and in your relevant Business disclosure on pages 269 and 270.

Response to Comment No. 14: The Company respectfully advises the Staff that it has revised the disclosure on pages 115, 116, 274 and F-56 of Amendment No. 1 in response to the Staff’s comment. The Company respectfully advises the Staff that it did not include aggregate potential milestone payments for the December 2010 agreement because they are not material.

Note 9: Redeemable Convertible Preferred Stock and Common Stock; Redeemable Convertible Preferred Stock; Conversion, page F-51

15.    Please revise your disclosure here and throughout your filing to explain why the number of common shares issuable upon conversion of your Series A, B and H preferred stock is variable as indicated in The Offering on page 12. Also, tell us whether the variability in the number of common shares issuable upon conversion of your Series A, B and H preferred stock triggers a contingent beneficial conversion feature.

Response to Comment No. 15: The Company respectfully advises the Staff that the variability in the number of common shares issuable upon conversion of the Series A and Series B preferred stock as indicated on page 12 is limited to the effect on the respective conversion

Ms. Aldave

Mr. McWilliams

Securities and Exchange Commission

October 9, 2018

ratio of cash distributions previously made to the holders of the preferred stock. Each share of Series A, Series B, Series C, Series D, Series E, Series F and Series G preferred stock is convertible into the number of shares of fully paid and non-assessable common stock as is determined by dividing the applicable original issuance price for such series of preferred stock by the applicable conversion price then in effect for such series. The applicable conversion price is initially set at the original issuance price and is adjustable for various events, including cash distributions to the holder and certain non-reciprocal events such as stock splits and dividends. Each of the Series A, Series B, Series C, Series D, Series E, Series F and Series G preferred stock was initially convertible into common stock on a one-for-one basis because the applicable original issuance price for each series is equal to the initial applicable conversion price. The variability in the number of common shares issuable upon conversion of the Series A and B preferred stock referenced on page 12 is exclusively related to the impact on the conversion ratio of prior cash distributions. The Company notes that while the conversion ratio applicable to the holders of Series C, Series D, Series E, Series F and Series G preferred stock are also impacted by previous cash distributions, the impact of changes to the conversion ratio as a result of cash distributions from issuance through the date of this filing to the holders of Series C, Series D and Series E are immaterial, and the holders of Series F and Series G preferred stock have not received any cash distributions. The Company has revised the disclosure on pages F-63 and F-64 to clarify the above.

Each share of Series H preferred stock is convertible into the number of shares of fully paid and non-assessable common stock as is determined by the conversion ratio derived by dividing the applicable original issuance price for such series of preferred stock by the applicable conversion price then in effect for such series. The conversion ratio applicable to the holders of Series H preferred stock is also impacted by previous cash distributions; however, the holders of Series H preferred stock have not received any cash distributions. The Series H preferred stock is not convertible at the option of the holder until after February 7, 2020, after which it would initially convert into common stock on a one-for-2.485 basis because the applicable original issuance price for such series is $25.00 and the initial applicable conversion price is $10.06. However, in the event of an automatic conversion of the Series H preferred stock upon the closing of an initial public offering, the conversion ratio is determined by dividing $25.00 by the greater of: (i) 90% of the public offering price per share set forth in the final prospectus of such offering and (ii) $10.06. The conversion price is subject to adjustment for various events, including cash distributions to the holder and certain non-reciprocal events such as stock splits and dividends. Accordingly, the variability in the number of common shares issuable upon conversion of the Series H preferred stock referenced on page 12 reflects the impact of the adjustable applicable conversion price on the conversion ratio. The Company stipulates that the conversion ratio applicable to the holders of Series H preferred stock upon an automatic conversion in the proposed initial public offering is capped at the initial conversion ratio of one-for-2.485 as a function of the applicable conversion price. The Company respectfully advises the

Ms. Aldave

Mr. McWilliams

Securities and Exchange Commission

October 9, 2018

Staff that it has updated the disclosure in the Amendment No. 1 in Note 9 on pages F-63 and F-64 to include the rights, preferences and privileges of the Series G and Series H preferred stock.

Finally, the Company respectfully acknowledges the Staff’s comment regarding whether the variability in the number of common shares issuable upon conversion triggers a contingent beneficial conversion feature. There were no beneficial conversion features upon issuance of any of the Company’s preferred stock because the estimated fair value of the common stock was less than the effective conversion prices for each series of preferred stock on the respective commitment dates. The Company respectfully submits that any variability in the number of common shares issuable upon conversion of the preferred stock resulting from either: (i) the impact of cash distributions previously made through the date of conversion or (ii) the impact of the adjustable applicable conversion price for shares of Series H preferred stock would only decrease the number of common shares issuable upon conversion of the preferred stock. Accordingly, such reductions in the number of common shares into which the preferred stock would convert would only result in an increase to the effective conversion prices of the preferred stock. Pursuant to the guidance in ASC 470-20-35-1 through 35-5, no beneficial conversion feature would exist upon an adjustment to the number of common shares issuable upon conversion of the preferred stock because the increased effective conversion price would remain in excess of the estimated fair value of the common stock at the commitment date. The Company respectfully advises the Staff that it has revised the disclosure on pages F-63 and F-64 to clarify the above.

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (617) 570-1406.

Sincerely,

/s/ Gregg L. Katz

Enclosures:

cc: Stéphane Bancel, Chief Executive Officer, Moderna, Inc.

John Mendlein, Ph.D., President, Corporate and Product Strategy, Moderna, Inc.

Lori Henderson, Esq., General Counsel and Corporate Secretary, Moderna, Inc.

Kingsley L. Taft Esq., Goodwin Procter LLP